PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

June 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Sally Samuel and Frank A. Buda

Re:	BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

Registration Statement on Form N-2

File Numbers: 333-223418; 811-23330

Ladies and Gentlemen:

On behalf of BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund"), on or about June 13, 2019, we plan to file under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 3 (the "Amendment") under the Securities Act to the Fund's Registration Statement on Form N-2 (the "Registration Statement").

The Amendment will be marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission on Pre-Effective Amendment No. 2 to the Registration Statement ("Pre-Effective Amendment No. 2") that were provided to the undersigned by Sally Samuel of the Staff by telephone. In addition to revisions made in response to Staff comments, certain other changes will be made in the Amendment. Certain of these other changes were discussed with the Staff by telephone on June 11, 2019 and are described below for the Staff's convenience.

Capitalized terms used but not defined herein have the meanings assigned to them in Pre-Effective Amendment No. 2.

DISCLOSURE CHANGES

1.	The following disclosure will be added to the Prospectus as the third paragraph of "Prospectus Summary—Limited Term" in the Amendment:

The Fund intends to limit its investment in instruments in the Direct Lending and Senior Subordinated Loans Strategy (as defined below) and in any other Level 3 Investments (as defined below) that, in each case, have a maturity date beyond the Termination Date if, immediately after the investment, those investments would exceed 5% of the Fund's total assets; provided, however, the Fund may exceed this amount if approved by a majority of the Fund's Board of Directors (or a designated committee of Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund ("Independent Directors")).

In the Amendment, corresponding disclosure also will be added to the Prospectus as the third paragraph of "The Fund" and the third paragraph of "Limited Term" and to the Statement of Additional Information as the ninth paragraph of "Investment Objective and Policies."

"Level 3 Investments" will be defined in the Amendment as "instruments classified as Level 3 under the Financial Accounting Standards Board, Accounting Standards Codification, Topic 820, Fair Value Measurements and Disclosures."

2.	The following disclosure will be added to the Prospectus as a new section "Management of the Fund—Key Persons" in the Amendment:

If any two of Vijay Rajguru, Leland Hart, Chris Barris or Kevin Cronk depart Alcentra or cease to manage/supervise the affairs of the Fund during the life of the Fund (referred to as a "key person event"):

•	The Fund will issue public disclosure promptly, but in any event no later than 5 business days of the key person event;

•	The Fund will cease making any new investments in the Direct Lending and Subordinated Loans Strategy or in any other Level 3 Investments until qualified replacement portfolio managers have been approved by the Board of Directors (or a committee of Independent Directors authorized by the Board to take such action);

•	If the key person event takes place within the first year after the completion of this offering, the Fund will commence conducting periodic quarterly tender offers for up to 2.5% of the Fund’s Common Shares then outstanding, at the discretion of the Board of Directors;

•	Within 90 days of the key person event, BNYM Investment Adviser and Alcentra will submit to the Board of Directors (or a committee of Independent Directors authorized by the Board to take such action) qualified replacement portfolio managers for its approval;

•	The Board of Directors (or such committee of Independent Directors) will approve the qualified replacement portfolio managers through an affirmative vote of a majority of the Board of Directors (or such committee of Independent Directors);

•	If the qualified replacement portfolio managers are not approved by the Board of Directors (or such committee of Independent Directors) within 90 days of the key person event, BNYM Investment Adviser and Alcentra shall make a presentation to the Board of Directors addressing the likely effect, if any, of the key person event on their ability to continue to effect the Fund's investment program. Potential courses of action BNYM Investment Adviser and Alcentra may recommend and the Board of Directors may consider include, but are not limited to the orderly wind-down of the Fund.

"BNYM Investment Adviser" will be defined in the Amendment as "BNY Mellon Investment Adviser, Inc.", which is the new name of The Dreyfus Corporation, effective June 3, 2019.

3.	The Amendment will reflect that the Fund does not offer, and does not intend to offer, a Dividend Reinvestment Plan (the "DRIP"). References to the DRIP will be removed from the Amendment and the following disclosure will be added to the Prospectus as the third paragraph of "Prospectus Summary—Dividends and Distributions" and the final paragraph of "Dividends and Distributions":

All distributions declared by the Fund, including any capital gains distributions on Common Shares, will be paid in cash. The Fund does not offer, and does not intend to offer, a Dividend Reinvestment Plan.

4.	Other changes that will be reflected in the Amendment include: (i) the Fund will not charge a sales load; and (ii) BNYM Investment Adviser (and not the Fund) has agreed to pay all of the organizational and offering expenses of the Fund.

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Please direct any questions or comments to me at 212.969.3376 or mvogel@proskauer.com, or to Nicole M. Runyan at 212.969.3361 or nrunyan@proskauer.com.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	Nicole M. Runyan

Jeff S. Prusnofsky